UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-38790

CUSIP Number 644393100

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended:	September 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I - REGISTRANT INFORMATION

New Fortress Energy Inc.
Full Name of Registrant

Former Name if Applicable

111 W. 19th Street, 8th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10011
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
New Fortress Energy Inc. (the "Company," "we" or "our") is working diligently and plans to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2025 (the "Quarterly Report") as soon as practicable. The Company believes it is necessary to file for an extension of the filing of the Quarterly Report to accurately reflect the outcome of significant ongoing negotiations related to amendments to institute covenant holidays with respect to financial covenants in certain debt agreements and a forbearance with respect to a scheduled payment of interest due November 17, 2025, on its New 2029 Notes that, if not granted, would require the Company to consider the impact of events of defaults in such debt agreements on the Company’s liquidity, which is likely to be material and adverse. The outcome of these agreements would also require the Company to consider the impact on the disclosures contained in the interim unaudited financial statements for the interim period ended September 30, 2025. As a result, the Company has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report within the prescribed time period.
As previously disclosed, the Company has initiated a process to evaluate its strategic alternatives to improve its capital structure. It has retained Houlihan Lokey Capital, Inc. as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as legal advisor to assist it in this evaluation. The Company, along with its advisors, is considering all options available, including asset sales, capital raising, debt amendments and refinancing transactions, and other strategic transactions that seek to provide additional liquidity and relief from acceleration under its debt agreements. As part of this process, the Company is engaging in discussions with various existing stakeholders and potential investors. There are inherent uncertainties as the outcome of these negotiations and potential transactions are outside management’s control, and therefore there are no assurances that management will be successful in these negotiations and that any of these potential transactions will occur. In addition, there can be no assurances that these transactions will sufficiently improve the Company’s liquidity or that the Company will otherwise realize the anticipated benefits. Moreover, if the Company fails to obtain the amendments and forbearance described above, the Company may be required or compelled to pursue additional restructuring initiatives to preserve value and optionality, including possible out of court restructurings, or in-court relief, which could have a material and adverse impact on our stockholders.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Christopher S. Guinta	(516)	268-7400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is still completing its financial statement close process for the Quarterly Report given the reasons noted in Part III above. Form 12b-25 requires that the Company disclose any significant changes during the three and nine month periods ended September 30, 2025 compared to the corresponding periods of 2024. The Company's revenue from terminal operations for the three and nine month periods ended September 30, 2025 significantly decreased compared with the three and nine month periods of 2024, largely related to revenue attributable to the temporary power project in Puerto Rico that was discontinued on March 15, 2024, reduced revenues in Jamaica due to the sale of the Company’s business in Jamaica in May 2025 and lower cargo sales. In addition, the Company generated significant losses for the three and nine month periods ended September 30, 2025 compared with the corresponding periods of 2024 largely as a result of goodwill and asset impairments, significant increase in the cost of borrowing as well as increases in operating costs, selling, general and administrative expenses and transactions and integration costs incurred relating to the Company's strategic transactions. The significant losses were partially offset by the gain on the sale of our business in Jamaica. As we have previously disclosed, the Company sold its temporary power plants to the Puerto Rico Electric Power Authority in March 2024 and completed the sale of its business in Jamaica to Excelerate Energy, Inc. in May 2025 and, as a result no longer recognizes revenue from the temporary power project or our Jamaica business. We are pursuing, as previously disclosed, a request for equitable adjustment related to the early termination of the temporary power project.
Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the anticipated timing of the filing of the Quarterly Report, the Company’s expected results for the three months ending September 30, 2025, and the ongoing negotiations regarding certain of the Company’s debt agreements and the potential impact thereof. These forward-looking statements are based upon current information and involve a number of risks, uncertainties and other factors, many of which are outside of the Company’s control. Actual results or events may differ materially from the results anticipated in these forward-looking statements. Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: the ongoing negotiations related to certain of the Company’s debt agreements; our strategy and plans for the Company, including the structure, form, timing and nature of the Company’s business in the future and characteristics of the business going forward; risks related to the development, construction, completion or commissioning schedule for the facilities; risks related to the operation and maintenance of our facilities and assets; failure of our third-party contractors, equipment manufacturers, suppliers and operators to perform their obligations for the development, construction and operation of our projects, vessels and assets; our ability to implement our business strategy; our capital allocation plans, as such plans may change including with respect to de-leveraging actions; operational execution by our businesses; changes in law, economic and financial conditions, including the effect of enactment of U.S. tax reform or other tax law changes, trade policy and tariffs, interest and exchange rate volatility, commodity and equity prices and the value of financial assets; the other factors that are described in “Forward-Looking Statements” in the Company’s most recent earnings release or SEC filings; and the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024, as updated in our Quarterly Reports on Form 10-Q. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company’s forward-looking statements. Other known or unpredictable factors could also have material adverse effects on future results. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no duty to update or revise any forward-looking statements, even though our situation may change in the future or we may become aware of new or updated information relating to such forward-looking statements. New factors emerge from time to time, and it is not possible for the Company to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in New Fortress Energy Inc.’s annual and quarterly reports filed with the Securities and Exchange Commission, which could cause its actual results to differ materially from those contained in any forward-looking statement.

New Fortress Energy Inc.
(Name of Registrant as Speciﬁed in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2025	By /s/ Christopher S. Guinta
Christopher S. Guinta Chief Financial Officer

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